UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2002

DEUTSCHE TELEKOM AG

(Translation of registrant’s name into English)

Friedrich-Ebert-Allee 140

53113 Bonn

Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒   Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No  ☒

This report on Form 6-K is incorporated by reference into the registration statements on Form F-3. File Nos. 333-13550 and 333-84519, and into each respective prospectus that forms a part of those registration statements.

Bonn, November 28, 2002

Deutsche Telekom restructures the Group Board of Management

Deutsche Telekom is restructuring the Group Board of Management: The four divisions T-Com, T-Mobile, T-Systems and T-Online will be more directly represented on the Group Board of Management in future. The Supervisory Board approved a proposal to this effect by the new Chairman of the Board of Management, Kai-Uwe Ricke, on Thursday. The objective is to integrate the divisions directly into the Group Board of Management. The number of members of the Board of Management is also being reduced.

Dr. Karl-Gerhard Eick is to become Deputy Chairman of the Board of Management. Besides Controlling, Corporate Finance, Investor Relations and Billing Services, he will in future also be responsible for Procurement, M&A, Legal Affairs and Affiliates Management. Dr. Heinz Klinkhammer will continue as the Board Member for Human Resources and will also be responsible for personnel strategy and the Human Resources Services Agency. He will also take over responsibility for Group Organisation and Environmental Affairs.

As Chairman of the Board of Management T-Com, Josef Brauner will continue to represent the interests of the fixed network on the Group Board of

Management and will, for the time being, also be responsible for T-Systems. Christian A. Hufnagl remains Chairman of the Board of Management of T-Systems.

René Obermann becomes the new Member of the Board of Management for T-Mobile. Mr. Obermann had previously been Head of European Operations at T-Mobile. He will take over full responsibility for mobile communications business on the Group Board of Management and will also become Chairman of the Board of Management of T-Mobile. René Obermann, was born in March 1963 in Düsseldorf. He set up the company ABC Telekom in Münster after completing a business traineeship with BMW in Munich between 1984 and 1986. In 1991, he became Managing Partner of Hutchison Mobilfunk, successor of ABC Telecom. From 1993 to 1998, he was chairman of the company’s Management Board. Mr. Obermann was also chairman of the former German Association of Mobile Communication Service Providers in 1995 and 1996. Between April 1998 and March 2000, Obermann was Managing Director of Sales at T-Mobile Germany. From April 2000 until March 2002, Obermann was CEO of T-Mobile Germany. Mr. Obermann became a Member of the Board of T-Mobile International in June 2001, responsible for European Operations.

The Chairman of the Board of Management of T-Online, Thomas Holtrop, will also join the Group Board of Management. Thomas Holtrop, was born in 1954 and studied psychology before embarking on a career with Club Méditerranée Deutschland in 1981. After various positions in the tourism and advertising world, he moved to American Express in 1989, where he advanced to become Vice President International Business Partners. As of 1996, Thomas Holtrop helped set up BANK 24 and became a member of Deutsche Bank 24’s Board of Management in 1997. Thomas Holtrop has been CEO of T-Online International since January 1, 2001.

The units Group Strategy and Development, Management Staff, Regulatory Affairs, Group Auditing, Press and Public Relations and Brand Management will in future be under the direct responsibility of the Chairman of the Group Board of Management.

Jeffrey Hedberg, responsible for international business, will leave the Group Board of Management of Deutsche Telekom at the end of the year. Hedberg contributed to positioning Deutsche Telekom internationally, particularly in the mobile field and in Eastern Europe. He will become head of Deutsche Telekom USA and will take over the function of Vice Chairman of T-Mobile USA.

Dr. Max Hirschberger, who was the Board Member responsible for Corporate Affairs,  which included legal, strategy, revision, and organisation, will leave the company. Hirschberger, who has a doctorate in law, has significantly shaped the strategic orientation of Deutsche Telekom in recent years. This particularly includes the development of the four pillar strategy, as well as shaping the company’s portfolio of subsidiaries, associated and related companies.

Gerd Tenzer will leave the Board of Management of Deutsche Telekom on 29 November 2002. In future he will remain active for the company as special representative of the Chairman for telecommunications and regulatory policy and will promote the interests of Deutsche Telekom in this area.

Gerd Tenzer joined the Board of Management of Deutsche Bundespost Telekom, later Deutsche Telekom AG, in 1990. Since then, he has been responsible for a range of areas and activities. Most recently, he was Deputy Chairman, responsible for Production and Technology. In this role, Mr. Tenzer’s responsibilities included the areas of systems and platforms, broadband cable, innovation management, purchasing and environmental affairs.

Provisions will be made in the 2002 financial statements for the fulfilment of contractual obligations amounting to around 25 million Euro for the restructuring of the Group Board of Management. This is for the four members of the Group Board of Management who left this year, including Dr. Ron Sommer.

New business responsibilities of the Deutsche Telekom Group Board of Management:

Chairman of the Board of Management

•                  Group Strategy and Development

•                  Management Staff

•                  Press and Public Relations

•                  Brand Management

•                  Regulatory Affairs

•                  Group Auditing

Member of the Board of Management, T-Com

•                  T-Com

•                  Fixed network

Member of the Board of Management, T-Mobile

•                       T-Mobile

•                  Mobile communications network

Member of the Board of Management, T-Online

•                  T-Online

Member of the Board of Management, T-Systems

•                  T-Systems

Member of the Board of Management, Finance

•                  Controlling

•                  Treasury and International Financing

•                  M&A and Corporate Finance

•                  Financial Statements and Accounting and Taxes

•                  Investor Relations

•                  Legal Affairs with Affiliates Management

•                  Procurement

•                  Billing

Member of the Board of Management, Human Resources

•                  Human Resources Management

•                  Human Resources Development

•                  Group Organisation

•                  Human Resources Services Agency

•                  Labour Director

•                  Shared Services

•                  Environmental Affairs

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DEUTSCHE TELEKOM AG

By:	/s/ ppa. Rolf Ewenz-Sandten
Name: Rolf Ewenz-Sandten
Title: Vice President

Date: November 29, 2002